Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1012 Office: (509) 232-7674	Spokane, WA 99201 Fax: (509) 455-8483

November 21, 2008

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller
Branch Chief

Re:	Daybreak Oil and Gas, Inc.
Form 10-KSB/A for Fiscal Year Ended February 29, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended August 31, 2008
Filed October 15, 2008
Response letter dated September 26, 2008
Teleconference held November 18, 2008
File No. 000-50107

Dear Mr. Hiller:

We thank you for the time you and the Staff took for the conference call with us on Tuesday, November 18, 2008. It was helpful to us in understanding the position the Staff was taking in regards to the accounting treatment of the goodwill warrants issued by Daybreak. It is our understanding that the Staff feels that FAS 123(R) should govern the accounting treatment of the goodwill warrants.

In Paragraph 4 of FAS 123(R), the scope of the statement is defined as covering three situations:

1.	Share based payments to acquire goods
2.	Share based payments for services
3.	Share based payments to satisfy a liability

The goodwill warrants issued by Daybreak were not in exchange for any goods acquired or services rendered thereby eliminating these situations.

We feel that the remaining situation of shares being issued to satisfy a liability is also not present in the issuance of the goodwill warrants. Our reasoning for this follows:

●
The primary purpose for the issuance of the goodwill warrants was to maintain a good relationship with the private placement participants. As a small cap company it is critical to have and keep a good shareholder base. Developing a loyal base is an expensive undertaking and we did not want to lose the support of the private placement participants. The shareholders receiving the goodwill warrants represented approximately 38% of our valid shareholders of record.

●
There was no contingent liability present through the registration rights agreements from either of the two private placements that were connected to the goodwill warrants. Daybreak had eliminated the possibility of having to issue any penalty warrants through the filing of the SB-2 registration statement. Consequently, under FAS 5 and FSP EITF 00-19-2 there was no liability for the Company to recognize.

Additionally, the waiver of the registration rights for the shares underlying the warrants was a mere formality to aid in “cleaning up paperwork”. Again, we emphasize that the overwhelming reason and purpose for the issuance of the additional warrants was to maintain good investor relations.

Finally, we believe that the goodwill warrants are in essence the same as preferential dividends and the accounting treatment by Daybreak was correct because this was an equity transaction in nature, with no impact on the financial statement amounts as both the debit and the credit entries are made to additional paid in capital.

In summary, we do not believe the conditions exist for FAS 123(R) to govern the accounting treatment of the goodwill warrants issued by Daybreak.

If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
President and Chief Executive Officer